UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Teladoc, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87918A105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Trident Capital Management-VI, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,392,226
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,392,226
(9)	Aggregate amount beneficially owned by each reporting person 3,392,226
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.6%
(12)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Names of reporting persons Trident Capital Fund-VI, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,265,572
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,265,572
(9)	Aggregate amount beneficially owned by each reporting person 3,265,572
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.4%
(12)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Trident Capital Fund-VI Principals Fund, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 126,654
(6) Shared voting power -0-
(7) Sole dispositive power 126,654
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 126,654
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.2%
(12)	Type of reporting person (see instructions) OO

Item 1.

(a)	Name of Issuer:

Teladoc, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2 Manhattanville Road, Suite 203

Purchase, New York 10577

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Trident Capital Management-VI, L.L.C.

Trident Capital Fund-VI, L.P.

Trident Capital Fund-VI Principals Fund, L.L.C.

(b)	Address of the Principal Office or, if none, residence:

The address for each of the Reporting Persons is 400 S. El Camino Real, Suite 300, San Mateo, CA 94402.

(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

(e)	CUSIP Number:

87918A105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of February 6, 2018.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Trident Capital Management-VI, L.L.C.	3,392,226	5.6%	0	3,392,226	0	3,392,226
Trident Capital Fund-VI, L.P.	3,265,572	5.4%	0	3,265,572	0	3,265,572
Trident Capital Fund-VI Principals Fund, L.L.C.	126,654	0.2%	0	126,654	0	126,654

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2018

Trident Capital Management-VI, L.L.C.

By:	/s/ Arneek Multani
Name:	Arneek Multani
Title:	Managing Member

Trident Capital Fund-VI, L.P.

By:	Trident Capital Management-VI, L.L.C.
Its:	General Partner

By:	/s/ Arneek Multani
Name:	Arneek Multani
Title:	Managing Member

Trident Capital Fund-VI Principals Fund, L.L.C.

By:	Trident Capital Management-VI, L.L.C.
Its:	Managing Member

By:	/s/ Arneek Multani
Name:	Arneek Multani
Title:	Managing Member

INDEX TO EXHIBITS

Exhibit No.	Exhibit

1.	Joint Filing Statement, dated February 6, 2018, by and among Trident Capital Management-VI, L.L.C., Trident Capital Fund-VI, L.P., and Trident Capital Fund-VI Principals Fund, L.L.C.